UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b) (c)
 AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. __)*
Thermage, Inc.

(Name of Issuer)
Common Stock, $0.001 par value per share

(Title of Class of Securities)
88343R 10 1

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	88343R 10 1	13G	Page	2	of	10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Technology Partners Fund VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,402,670 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

1,402,670 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,402,670 shares of Common Stock (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.98%(3)

12	TYPE OF REPORTING PERSON*

PN
(1) This Schedule 13G is filed by Technology Partners Fund VII, L.P. (“TP VII”), Technology Partners Affiliates VII, L.P. (“TPA VII”), TP Management VII, LLC (“TPM VII”), Technology Partners Fund VI, L.P. (“TP VI”) and TP Management VI, LLC (“TPM VI,” together with TP VII, TPA VII, TPM VII and TP VI, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 372,555 shares held by TP VI; (ii) 969,034 shares held by TP VII; and (iii) 61,081 shares held by TPA VII. TPM VII serves as the general partner of TP VII and TPA VII and has sole voting and investment control over the shares owned by TP VII and TPA VII, and may be deemed to own beneficially the shares held by TP VII and TPA VII. TPM VII owns no securities of the Issuer directly. TPM VI serves as the general partner of TP VI and has sole voting and investment control over the shares owned by TP VI, and may be deemed to own beneficially the shares held by TP VI. TPM VI owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007.
(3) This percentage is calculated based upon 23,446,637 shares of the Common Stock outstanding (as of October 31, 2007), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 9, 2007.

CUSIP No.	88343R 10 1	13G	Page	3	of	10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Technology Partners Affiliates Fund VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,402,670 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

1,402,670 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,402,670 shares of Common Stock (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.98%(3)

12	TYPE OF REPORTING PERSON*

PN
(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 372,555 shares held by TP VI; (ii) 969,034 shares held by TP VII; and (iii) 61,081 shares held by TPA VII. TPM VII serves as the general partner of TP VII and TPA VII and has sole voting and investment control over the shares owned by TP VII and TPA VII, and may be deemed to own beneficially the shares held by TP VII and TPA VII. TPM VII owns no securities of the Issuer directly. TPM VI serves as the general partner of TP VI and has sole voting and investment control over the shares owned by TP VI, and may be deemed to own beneficially the shares held by TP VI. TPM VI owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007.
(3) This percentage is calculated based upon 23,446,637 shares of the Common Stock outstanding (as of October 31, 2007), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 9, 2007.

CUSIP No.	88343R 10 1	13G	Page	4	of	10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TP Management VII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,402,670 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

1,402,670 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,402,670 shares of Common Stock (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.98%(3)

12	TYPE OF REPORTING PERSON*

OO
(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 372,555 shares held by TP VI; (ii) 969,034 shares held by TP VII; and (iii) 61,081 shares held by TPA VII. TPM VII serves as the general partner of TP VII and TPA VII and has sole voting and investment control over the shares owned by TP VII and TPA VII, and may be deemed to own beneficially the shares held by TP VII and TPA VII. TPM VII owns no securities of the Issuer directly. TPM VI serves as the general partner of TP VI and has sole voting and investment control over the shares owned by TP VI, and may be deemed to own beneficially the shares held by TP VI. TPM VI owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007.
(3) This percentage is calculated based upon 23,446,637 shares of the Common Stock outstanding (as of October 31, 2007), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 9, 2007.

CUSIP No.	88343R 10 1	13G	Page	5	of	10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Technology Partners Fund VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,402,670 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

1,402,670 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,402,670 shares of Common Stock (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.98%(3)

12	TYPE OF REPORTING PERSON*

PN
(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 372,555 shares held by TP VI; (ii) 969,034 shares held by TP VII; and (iii) 61,081 shares held by TPA VII. TPM VII serves as the general partner of TP VII and TPA VII and has sole voting and investment control over the shares owned by TP VII and TPA VII, and may be deemed to own beneficially the shares held by TP VII and TPA VII. TPM VII owns no securities of the Issuer directly. TPM VI serves as the general partner of TP VI and has sole voting and investment control over the shares owned by TP VI, and may be deemed to own beneficially the shares held by TP VI. TPM VI owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007.
(3) This percentage is calculated based upon 23,446,637 shares of the Common Stock outstanding (as of October 31, 2007), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 9, 2007.

CUSIP No.	88343R 10 1	13G	Page	6	of	10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TP Management VI, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 share

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,402,670 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

1,402,670 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,402,670 shares of Common Stock (2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.98%(3)

12	TYPE OF REPORTING PERSON*

OO
(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Includes (i) 372,555 shares held by TP VI; (ii) 969,034 shares held by TP VII; and (iii) 61,081 shares held by TPA VII. TPM VII serves as the general partner of TP VII and TPA VII and has sole voting and investment control over the shares owned by TP VII and TPA VII, and may be deemed to own beneficially the shares held by TP VII and TPA VII. TPM VII owns no securities of the Issuer directly. TPM VI serves as the general partner of TP VI and has sole voting and investment control over the shares owned by TP VI, and may be deemed to own beneficially the shares held by TP VI. TPM VI owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007.
(3) This percentage is calculated based upon 23,446,637 shares of the Common Stock outstanding (as of October 31, 2007), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 9, 2007.

Introductory Note: This Statement on Schedule 13G is filed on behalf of Technology Partners Fund VII, L.P., Technology Partners Affiliates VII, L.P., TP Management VII, LLC, Technology Partners Fund VI, L.P. and TP Management VI, LLC in respect of shares of Common Stock, par value $0.001 per share (“Common Stock”), of Thermage, Inc. (the “Issuer”).
Item 1

(a)	Name of Issuer:	Thermage, Inc.

(b)	Address of Issuer’s
	Principal Executive Offices:	25881 Industrial Boulevard Hayward, California 94545
Item 2

(a)	Name of Person(s) Filing:
Technology Partners Fund VII, L.P. (“TP VII”)
Technology Partners Affiliates VII, L.P. (“TPA VII”)
TP Management VII, LLC (“TPM VII”)
Technology Partners Fund VI, L.P. (“TP VI”)
TP Management VI, LLC (“TPM VI”)

(b)	Address of Principal Business Office:	c/o Technology Partners 550 University Avenue Palo Alto, California 94301

(c)	Citizenship:

TP VII	California, United States of America
TPA VII	California, United States of America
TPM VII	California, United States of America
TP VI	California, United States of America
TPM VI	California, United States of America

(d)	Title of Class of Securities:	Common Stock

(e)	CUSIP Number:	88343R 10 1

Item 3	Not applicable.
Page 7 of 10 Pages

Item 4	Ownership.
The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2007:

			Shared	Sole	Shared
	Shares Held	Sole Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage
Reporting Persons	Directly	Power	Power (1)	Power	Power (1)	Ownership (1)	of Class(2)
TP VII	969,034	0	1,402,670	0	1,402,670	1,402,670	5.98%

TPA VII	61,081	0	1,402,670	0	1,402,670	1,402,670	5.98%

TPM VII	0	0	1,402,670	0	1,402,670	1,402,670	5.98%

TP VI	372,555	0	1,402,670	0	1,402,670	1,402,670	5.98%

TPM VI	0	0	1,402,670	0	1,402,670	1,402,670	5.98%

(1)	TPM VII serves as the general partner of TP VII and TPA VII and has sole voting and investment control over the shares owned by TP VII and TPA VII, and may be deemed to own beneficially the shares held by TP VII and TPA VII. TPM VII owns no securities of the Issuer directly. TPM VI serves as the general partner of TP VI and has sole voting and investment control over the shares owned by TP VI, and may be deemed to own beneficially the shares held by TP VI. TPM VI owns no securities of the Issuer directly.

(2)	This percentage is calculated based upon 23,446,637 shares of the Common Stock outstanding (as of October 31, 2007), as set forth in the Issuer’s most recent 10-Q, filed with the Securities and Exchange Commission on November 9, 2007.

Item 5	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:      ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
          Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.
          Not applicable.

Item 8	Identification and Classification of Members of the Group.
          Not applicable.

Item 9	Notice of Dissolution of Group.
          Not applicable.

Item 10	Certification.
          Not applicable.
  Page 8 of 10 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 13, 2008
TECHNOLOGY PARTNERS FUND VII, L.P.
By its General Partner, TP Management VII, LLC

By:	/s/ Sheila Mutter
Sheila Mutter
Managing Member
TECHNOLOGY PARTNERS AFFILIATES FUND VII, L.P.
By its General Partner, TP Management VII, LLC

By:	/s/ Sheila Mutter Sheila Mutter
Managing Member
TP MANAGEMENT VII, LLC

By:	/s/ Sheila Mutter Sheila Mutter
Managing Member
TECHNOLOGY PARTNERS FUND VI, L.P.
By its General Partner, TP Management VI, LLC

By:	/s/ Sheila Mutter Sheila Mutter
Managing Member
TP MANAGEMENT VI, LLC

By:	/s/ Sheila Mutter Sheila Mutter
Managing Member
Exhibit(s):
A — Joint Filing Statement
 Page 9 of 10 Pages

EXHIBIT A
JOINT FILING STATEMENT
We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Thermage, Inc. is filed on behalf of each of us.
Dated: March 13, 2008
TECHNOLOGY PARTNERS FUND VII, L.P.
By its General Partner, TP Management VII, LLC

By:	/s/ Sheila Mutter
Sheila Mutter
Managing Member
TECHNOLOGY PARTNERS AFFILIATES FUND VII, L.P.
By its General Partner, TP Management VII, LLC

By:	/s/ Sheila Mutter Sheila Mutter
Managing Member
TP MANAGEMENT VII, LLC

By:	/s/ Sheila Mutter Sheila Mutter
Managing Member
TECHNOLOGY PARTNERS FUND VI, L.P.
By its General Partner, TP Management VI, LLC

By:	/s/ Sheila Mutter Sheila Mutter
Managing Member
TP MANAGEMENT VI, LLC

By:	/s/ Sheila Mutter Sheila Mutter
Managing Member
 Page 10 of 10 Pages